                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       Report of Foreign Issuer Pursuant to Rule 13a-16 or 15-f-16 of the
                       Securities and Exchange Act of 1934

                          For the month of March, 1998

                       SANTA FE INTERNATIONAL CORPORATION
                 (Translation of Registrant's name into English)
   Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

            Form 20-F  [ X ]                    Form 40-F  [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                 Yes  [   ]                           No  [ X ]

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 - ________.]

                       SANTA FE INTERNATIONAL CORPORATION
                          TABLE OF CONTENTS TO FORM 6-K
                          QUARTER ENDED MARCH 31, 1998


                                                                                                  Page No.
                                                                                                 ----------
COVER PAGE                                                                                           1

DOCUMENT TABLE OF CONTENTS                                                                           2

PART I - FINANCIAL INFORMATION

          Item 1.  Financial Statements

                 Consolidated Statements of Operations for the Three Months ended
                 March 31, 1998 and 1997                                                             3

                 Consolidated Balance Sheets as of March 31, 1998 and December 31, 1997              4

                 Consolidated Statements of Cash Flows for the Three Months ended March 31,
                 1998 and 1997                                                                       5

                 Notes to the Consolidated Financial Statements                                      6

          Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
          Operations                                                                                 9

          Item 3.  Quantitative and Qualitative Disclosures about Market Risk                        13

PART II - OTHER INFORMATION                                                                          13

SIGNATURES                                                                                           14

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENTS OF OPERATION AND RETAINED EARNINGS
                                   (Unaudited)
          (U.S. dollars, in thousands, except share and per share data)

                                                           Three Months ended March 31,
                                                        --------------------------------
                                                            1998               1997
                                                        -------------      -------------
 Operating revenues                                     $     196,281      $     149,253

 Operating costs and expenses:
   Operating costs                                             99,712             86,779
   Depreciation and amortization                               12,992             10,302
   General and administrative                                   5,636              5,080
   Gain on sale of assets                                        (162)               (42)
                                                        -------------      -------------
     Total operating costs and expenses                       118,178            102,119
                                                        -------------      -------------
 Operating income                                              78,103             47,134

 Other income (expense):
   Investment income                                            1,316              1,506
   Other, net                                                  (2,695)              (826)
                                                        -------------      -------------
Income before provision for taxes on income                    76,724             47,814
Provision for taxes on income (Note 4)                          8,965              4,891
                                                        -------------      -------------
 Net income                                                    67,759             42,923
                                                        -------------      -------------
 Retained earnings as of December 31, 1997 and 1996           286,001             68,658

 Dividends declared ($0.325 per share)                         (3,721)              --
                                                        -------------      -------------
 Retained earnings as of March 31, 1998 and 1997        $     350,039      $     111,581
                                                        =============      =============
 Income per ordinary share:
       Basic and Diluted                                $        0.59
                                                        =============

 Pro forma net income per ordinary share:
       Basic and Diluted                                                   $        0.37
                                                                           =============
 Weighted average ordinary and ordinary equivalent
    shares used in ordinary share computations:

       Basic                                              114,500,000        114,500,000

       Diluted                                            114,656,000        114,500,000





                See notes to consolidated financial statements.

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                 (U.S. dollars, in thousands, except share data)


                                                                         MARCH 31,       DECEMBER 31,
                                                                            1998             1997
                                                                        -----------      -----------
                                     ASSETS

 Current assets:

   Cash and cash equivalents                                            $    29,999      $    68,453
   Marketable securities                                                      5,188            8,093
   Accounts receivable                                                      173,164          149,268
   Inventories                                                               49,808           51,182
   Prepaid expenses and other current assets                                 18,162           17,459
                                                                        -----------      -----------
     Total current assets                                                   276,321          294,455
                                                                        -----------      -----------
 Property and equipment, at cost                                          1,816,931        1,737,285
   Less accumulated depreciation and amortization                          (947,782)        (935,315)
                                                                        -----------      -----------
   Property and equipment, net                                              869,149          801,970
 Prepaid deposits                                                            18,532           14,861
 Other noncurrent assets                                                     48,469           50,167
                                                                        -----------      -----------
     Total assets                                                       $ 1,212,471      $ 1,161,453
                                                                        ===========      ===========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:

   Accounts payable                                                     $    70,029      $    92,014
   Accrued liabilities                                                       85,390           79,741
                                                                        -----------      -----------
     Total current liabilities                                              155,419          171,755
 Other noncurrent liabilities                                                39,417           36,681
                                                                        -----------      -----------
     Total liabilities                                                      194,836          208,436
 Commitments and contingencies (Note 3)
 Shareholders' equity:

   Ordinary shares par value $.01; 600,000,000 shares authorized,
       114,771,980 and 114,746,550 shares issued and outstanding at
       March 31, 1998 and December 31, 1997, respectively                     1,148            1,147
   Additional paid-in capital                                               666,448          665,869
   Retained earnings                                                        350,039          286,001
                                                                        -----------      -----------
     Total shareholders' equity                                           1,017,635          953,017
                                                                        -----------      -----------
     Total liabilities and shareholders' equity                         $ 1,212,471      $ 1,161,453
                                                                        ===========      ===========




                See notes to consolidated financial statements.

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                          (U.S. dollars, in thousands)

                                                                 THREE MONTHS ENDED MARCH 31,
                                                                 ----------------------------
                                                                     1998            1997
                                                                  ----------      ----------
 Cash flows from operating activities:
   Net income                                                     $   67,759      $   42,923
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                                  12,992          10,302
       Gain on sale of assets                                           (162)            (42)
       Accretion of interest income and gains on sales
         of marketable securities                                        (95)         (1,506)
       Deferred  income tax provision (benefit)                          (28)            478
   Changes in operating assets and liabilities:
      Accounts receivable                                            (23,896)        (10,601)
      Inventories                                                      1,374           2,050
      Prepaid expenses and other                                        (703)           (462)
      Accounts payable                                               (21,985)        (18,366)
      Accrued liabilities                                              5,648           2,187
   Other, net                                                          5,845           2,129
                                                                  ----------      ----------
         Net cash provided by operating activities                    46,749          29,092
   Capital expenditures                                              (66,125)        (37,014)
   Advance payments for drilling rigs                                (18,532)           --
   Proceeds from sales of property and equipment                         175              57
   Maturities of marketable securities                                 3,000          14,422
   Purchases of marketable securities                                   --            (6,905)
                                                                  ----------      ----------
         Net cash provided by (used for) investing activities        (81,482)        (29,440)
 Cash flows from financing activities:
   Dividends paid                                                     (3,721)           --
                                                                  ----------      ----------
         Net cash used for financing activities                       (3,721)           --
                                                                  ----------      ----------
 Net change in cash and cash equivalents                             (38,454)           (348)
 Cash and cash equivalents at beginning of period                     68,453          73,092
                                                                  ----------      ----------
 Cash and cash equivalents at end of period                       $   29,999      $   72,744
                                                                  ==========      ==========
 Supplemental disclosures of cash flows information:

   Income taxes paid                                              $    6,421      $    3,218
                                                                  ==========      ==========

                See notes to consolidated financial statements.

                       SANTA FE INTERNATIONAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998


NOTE 1 - BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

         Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the Government of Kuwait. In a series of transactions during the four years ended December 31, 1996, Holdings and its subsidiaries were reorganized in a manner which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"). The actions taken in connection with the Reorganization have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         On May 27, 1997, the Company was recapitalized, resulting in the Company's 900,000 authorized ordinary shares, par value $1.00 per share, with 1,003 ordinary shares issued and outstanding, being recapitalized into 600,000,000 authorized ordinary shares, par value $0.01 per share ("Ordinary Shares"), with 84,500,000 Ordinary Shares issued and outstanding. The accompanying consolidated financial statements have been adjusted to reflect this recapitalization retroactively.

         On June 9 and 13, 1997, respectively, the Company commenced and completed an initial public offering (the "Offering") of Ordinary Shares. Upon the issuance of 40,000,000 Ordinary Shares in the Offering and consummation of the purchase described below of Ordinary Shares from Holdings, the Company had 114,500,000 Ordinary Shares outstanding. Immediately following the Offering, Holdings held 65.1% of the outstanding Ordinary Shares of the Company. The Offering price was $28.50 per share, resulting in net proceeds of approximately $1,088,720,000 after deducting underwriting discounts and commissions. The Company also incurred approximately $8 million of expenses in connection with the Offering which has been charged to additional paid-in-capital. Upon receipt of proceeds from the sale of the first 30,000,000 Ordinary Shares sold in the Offering, the Company paid a cash dividend to Holdings in an amount equal to those proceeds. All of the proceeds the Company received from the sale in the Offering of Ordinary Shares in excess of that amount were used to purchase a like number of Ordinary Shares from Holdings.

         Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At March 31, 1998 the Company had declared dividends which had not been paid amounting to $3,721,000.

         The Company operates in one business segment, providing contract drilling and related services throughout the world.

         At the direction of the Board of Directors, the Company has implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

         The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

         The condensed consolidated financial statements of Santa Fe International Corporation and its consolidated subsidiaries (the "Company") included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

         The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month period ended March 31, 1998 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 1998. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Transition Report on Form 20-F for the six months ended December 31, 1997.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Per Ordinary Share

         The basic and diluted income per Ordinary Share data for the three months ended March 31, 1998 is calculated based on the weighted average shares outstanding for the periods. The pro forma income per share data for the three months ended March 31, 1997 is calculated as though the 114,500,000 shares issued in connection with the recapitalization and the Offering were outstanding for the periods then ended. At December 31, 1997 the Company adopted SFAS No. 128, "Earnings Per Share". Accordingly, the financial statements have been restated as applicable. The effect of the adoption of this statement was not material.

New Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income ("FAS 130"), which established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the quarters ended March 31, 1998 and 1997, the Company realized no such transactions other than those reported as net income.

         Also in June 1997, the FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in the annual financial statements and requires that those enterprises report selected information about products and services, geographical areas and major customers. The Company will adopt the provisions of FAS 131 at the end of the fiscal year ended December 31, 1998. The adoption of FAS 131 will not have a material impact on the Company's disclosures with respect to business segments.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

         In January 1997, the Company entered into a contract for the construction of the Galaxy II, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization, is expected to be approximately $156 million. The Company has entered into a five year drilling contract with a customer for this rig beginning in October 1998.

         In September 1997, the Company entered into a contract for the construction of the Galaxy III, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization is expected to be approximately $175 million. The rig is expected to be mobilized during the fourth quarter of 1999. The Company has entered into a three year drilling contract with a customer for the rig to operated in the U.K.
sector of the North Sea following initial mobilization.

NOTE 4 - INCOME TAXES

         The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction changes from period to period.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The statements regarding future performance and results and the other statements that are not historical facts contained in this report are forward-looking statements. The words "anticipate", "expect", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements. Such statements involve risks and uncertainties including, but not limited to, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Registrant and its subsidiaries could be breached, changes in the markets for oil and natural gas and for offshore drilling rigs and the risks of doing business in changing markets, changes in the dates the Company's rigs undergoing conversion to drilling operations will commence drilling, and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                                     THREE MONTHS ENDED MARCH 31,
                                                    -----------------------------
                                                        1998              1997
                                                    -----------       -----------
 OPERATING REVENUES
    Heavy duty harsh environment jackup rigs        $    33,306       $    29,328
    Semisubmersible rigs                                 24,527            17,440
    300-350 foot cantilever jackup rigs                  37,899            25,963
    200-250 foot jackup rigs                             39,333            25,650
    Other marine rigs                                     3,927             2,330
                                                    -----------       -----------
        Total marine rigs                               138,992           100,711
    Land rigs                                            38,010            25,671
    Drilling related services                            18,975            22,539
    Other                                                   304               332
                                                    -----------       -----------
        Total operating revenues                        196,281           149,253
                                                    -----------       -----------
 OPERATING COSTS(1)

    Heavy duty harsh environment jackup rigs             10,478            10,094
    Semisubmersible rigs                                 12,205             9,065
    300-350 foot cantilever jackup rigs                  14,073            13,575
    200-250 foot jackup rigs                             15,264            12,083
    Other marine rigs                                     3,037             1,485
                                                    -----------       -----------
        Total marine rigs                                55,057            46,302
    Land rigs                                            25,060            18,000
    Drilling related services                            17,268            17,150
    Other                                                 2,327             5,327
                                                    -----------       -----------
        Total operating costs                            99,712            86,779
                                                    -----------       -----------
    Depreciation and amortization                        12,992            10,302
    General and administrative                            5,636             5,080
    Loss (gain) on sale of assets                          (162)              (42)
                                                    -----------       -----------
          OPERATING INCOME                          $    78,103       $    47,134
                                                    ===========       ===========

 OPERATING INCOME AS A PERCENTAGE OF REVENUES              39.8%             31.6%
                                                    ===========       ===========

--------

(1) EXCLUSIVE OF DEPRECIATION WHICH IS PRESENTED SEPARATELY BELOW.

                                                           AVERAGE FOR THE
                                                     THREE MONTHS ENDED MARCH 31,
                                                    -----------------------------
                                                        1998              1997
                                                    -----------       -----------
RIG FLEET UTILIZATION
    Heavy duty harsh environment jackup rigs               93.1%             97.8%
    Semisubmersible rigs                                  100.0%            100.0%
    300-350 foot cantilever jackup rigs                    97.4%             94.6%
    200-250 foot jackup rigs                              100.0%             97.0%
    Other marine rigs                                     100.0%            100.0%
        Total marine rigs                                  98.1%             97.0%
    Land rigs                                              91.7%             88.7%


AVERAGE DRYRATES

    Heavy duty harsh environment jackup rigs        $    99,421       $    83,318
    Semisubmersible rigs                                 90,841            64,593
    300-350 foot cantilever jackup rigs                  54,064            38,125
    200-250 foot jackup rigs                             48,559            32,634
    Other marine rigs                                    21,817            12,944
        Total marine rigs                                60,537            44,386
    Land rigs                                            16,285            13,405

QUARTERS ENDED MARCH 31, 1998 AND 1997

         OPERATING REVENUES. Total operating revenues increased $47.0 million (31.5%) principally because of increased revenues from the marine fleet and land rigs, partly offset by reduced revenue from drilling related services. Revenues from the Company's heavy duty harsh environment jackup rig fleet, which operated entirely in the North Sea for both quarterly periods, increased $4.0 million (13.6%) principally because of a 19.3% increase in average dayrates ($5.2 million) and 8 days increased utilization for the Galaxy I ($0.8 million), partially offset by 25 days idle time for the Magellan for certification inspections and preparation for a new contract ($2.1 million). Operating revenues for the Company's three semisubmersibles increased $7.1 million (40.6%), all of which was due to average dayrate increases. Revenues from 300-350 foot cantilever jackups increased $11.9 million (46.0%) primarily because of a 41.8% increase in average dayrates. Revenues from 200-250 foot jackup rigs increased $13.7 million (53.3%), mainly due to a 48.8% increase in average dayrates. Operating revenues for other marine rigs increased $1.6 million (86.5%) primarily due to a North Sea platform rig having 45 additional operating days. Revenues from land rigs increased by $12.3 million (48.1%). Five additional rigs, four in the Middle East and one in North Africa, operated in the quarter ended March 31, 1998 as compared with the same period of 1997, increasing revenues by $8.1 million. The remaining increase of $4.2 million was primarily due to a 14.5% increase in dayrates earned by all other land rigs in the fleet. Revenues from drilling related services decreased by $3.6 million (15.8%) primarily because of a $3.1 million (20.9%) decrease in third party rig operations revenues and a $0.5 million (6.5%) decrease in revenues from incentive drilling contracts. Third party operations revenues decreased mainly due to the inception of a rig sharing agreement in Azerbaijan for a third party semisubmersible rig, which was operated solely by the Company during the quarter ended March 31, 1997, and decreased days in operating mode for third party platforms in the North Sea, partially offset by increased activity in South America. Incentive drilling revenues decreased because of a decrease in the number of contracts containing incentive based provisions, primarily in South America and North Africa, partially offset by an increase in the North Sea.

         OPERATING COSTS. Total operating costs increased $12.9 million (14.7%) due principally to increased costs related to the operations of the Company's marine fleet and land rigs. Semisubmersibles operating costs increased $3.1 million (34.6%) primarily due to amortization of mobilization cost associated with Rig 135's new drilling contract in the North Sea and increased repair and maintenance costs for both Rig 140, operating in the Gulf of Mexico, and Rig
135. Operating costs on 200-250 foot jackup rigs increased $3.2 million (26.3%), mainly due to increased costs associated with a new contract for the Key Victoria in South America, which included increased labor and support costs stemming from a new collective bargaining agreement that was in effect for the quarter ended March 31, 1998. Increased operating costs of $1.6 million (104.5%) for other marine rigs stemmed mainly from increased costs for the lake barge working in South America and increased days in operating mode for the platform rig in the North Sea. Operating costs associated with land rigs increased $7.1 million (39.2%), primarily due to the deployment of four additional rigs in the Middle East and one in North Africa ($4.3 million) and increased costs for rigs working in South America. The $3.0 million (56.3%) decrease in other operating costs was primarily due to reduced provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense increased $0.5 million (10.9%) primarily due to an increase in staff levels ($0.2 million) and increased costs ($0.3 million) associated with becoming a public company in June 1997.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $2.7 million (12.9%) for the quarter ended March 31, 1998 as compared with the same period in the prior year. Depreciation of five land rigs placed in service during 1997 yielded increased expense of $1.1 million, with the remainder of the increase due to depreciation of capital additions to other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. This category experienced a $2.0 million decrease for the quarter ended March 31, 1998. Foreign exchange gains decreased $1.0 million for the quarter, primarily resulting from unfavorable movements of the dollar in relation to the rupiah and the pound sterling, while other non-operating expenses increased $0.8 million mainly due to increased accruals for contingency reserves. Investment income decreased by $0.2 million, primarily due to lower invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income increased by $4.1 million, primarily due to increased earnings in the U.K., West Africa, North Africa and the Middle East, leading to an increase in the Company's effective tax rate to 11.7% from 10.2% for the same period in 1997.

         NET INCOME. Net income for the quarter ended March 31, 1998 increased $24.8 million 57.9%) to $67.7 million as compared to $42.9 million for the same period in the prior year. This increase resulted primarily from the increase of $47.0 million in the Company's operating revenues, partially offset by increased operating expense of $12.9 million, increased general and administrative expense of $0.5 million, $2.7 million higher depreciation expense, lower other income (expense), net of $2.0 million and an increased provision for income taxes of $4.1 million.


LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $46.7 million and $29.1 million for the quarters ended March 31, 1998 and 1997, respectively. The increase in cash flows from operations was primarily attributable to changes in income before non-cash charges, partially offset by changes in cash used for working capital. Investing activities used cash of $81.5 million and $29.4 million for the quarters ended March 31, 1998 and 1997. This increased usage in investing activities of $52.1 million was primarily due to $29.1 million increased capital spending, $18.5 million in increased advance payments related to construction of drilling rigs and decreased purchases and maturities of marketable securities of $4.5 million. Capital expenditures totaled $66.1 million and $37.0 million for the quarters ended March 31, 1998 and 1997, respectively, principally related to rig expansion, upgrades and modernization. The $29.1 million increase in capital spending for the quarter ended March 31, 1998, as compared to the same period in 1997, resulted primarily from $22.1 million increased expansion capital expenditures and $7.0 million increased maintenance and provisional spending. Capital expenditures on the heavy duty harsh environment jackup rigs Galaxy II and Galaxy III increased $2.3 million and $24.6 million, respectively, partially offset by $4.8 million decreased spending on land rig expansion. Cash used in financing activities was $3.7 million for the quarter ended March 31, 1998, consisting solely of dividends paid, while there were no cash uses associated with financing activities for the quarter ended March 31, 1997.

         The Company expects to spend approximately $384 million during the year ending December 31, 1998. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is estimated to require approximately $64 million and represent numerous individual transactions over the course of the year. Capital expenditures on the two new heavy duty harsh environment jackup rigs presently under construction are estimated to require approximately $180 million. The Company believes it has minimal exposure to significant cost increases in constructing either rig as the construction contracts with the shipyard are fixed price arrangements. Further, the Company has to date been, and expects through the completion of these construction projects to be, successful in purchasing the Company provided drilling equipment at price and delivery terms within the Company's initial project estimates. The Company currently has four high specification land rigs under construction for use in South America. Current estimates indicate approximately $50 million will be needed to complete these rigs for initial work beginning during the third and fourth quarters of 1998. In addition, the Company had identified $40 million and $50 million, respectively, as amounts intended for use in constructing a new high specification heavy duty jackup rig and the acquisition of two additional 3,000 horsepower land rigs. It is expected that the entire 1998 capital program will be funded from internally generated funds. Future capital spending, particularly rig additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

         From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once a capital project is undertaken by the Company, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. Should current plans for rig acquisition, construction or upgrade not be completed, the Company will not have those rigs available to compete in its markets.

         On March 25, 1998, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 15, 1998 to holders of record at the close of business March 31, 1998. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

         The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1998.

CURRENCY RISK AND INFLATION

         The Company conducts material business operations in foreign currency environments, including the U.K., Venezuela, Indonesia and Egypt. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

         Although inflation has not had a significant impact on the Company's results of operations during the past several years, the Company has recently experienced significant increases in the cost of rig related equipment and spare parts. The Company's financial results could be negatively affected in the future by these or similar cost increases.

CREDIT RISKS

         The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.


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OTHER

         Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

         The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose a strict liability and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

         The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Not applicable.


                          PART II - OTHER INFORMATION

        Not applicable.



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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 15, 1998                     SANTA FE INTERNATIONAL CORPORATION



                                        By: /s/  D. G. Barber
                                            -----------------------------------
                                            D.G. Barber, Senior Vice President
                                             and Chief Financial Officer



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